UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit No.	Description	Page No.
99.1	News Release – IPSCO Completes $150 Million Unsecured Revolving Credit Facility	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date:  November 22 2004

By:  s/ George Valentine

George Valentine

Vice President, General Counsel

and Corporate Secretary

Exhibit 99.1

News Release

For Immediate Release

IPSCO COMPLETES $150 MILLION UNSECURED

REVOLVING CREDIT FACILITY

[Lisle, Illinois] [November 22, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today the establishment of a new unsecured revolving credit facility totaling $150 million to replace an existing syndicated $200 million revolver that expires in March 2005. The new 3-year facility may be used for general corporate purposes.

“IPSCO is delighted to have established a three year unsecured revolving credit facility demonstrating our bank group’s confidence in our financial strength,“ said Vicki Avril, IPSCO’s Senior Vice President and Chief Financial Officer.

The credit facility was arranged by TD Securities and JP Morgan Securities and includes a total of 9 lenders.

For further information on IPSCO, please visit the Company’s web site at http://www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril
Senior Vice President and Chief Financial Officer
Tel. 630-810-4769
Release # 04-42

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